UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-A

FOR REGISTRATION OF CERTAIN CLASSES OF SECURITIES

PURSUANT TO SECTION 12(b) OR 12(g) OF THE

SECURITIES EXCHANGE ACT OF 1934

ToughBuilt Industries, Inc.

(Exact name of registrant as specified in its charter)

Nevada	46-0820877
(State or other jurisdiction of incorporation or organization)	(IRS Employer Identification No.)

8669 Research Drive, Irvine, CA	92618
(Address of principal executive offices)	(Zip Code)

Securities to be registered pursuant to Section 12(b) of the Act:

Title of each class to be so registered	Name of each exchange on which each class is to be registered
Not Applicable	Not Applicable

If this form relates to the registration of a class of securities pursuant to Section 12(b) of the Exchange Act and is effective pursuant to General Instruction A.(c) or (e), check the following box. ☐

If this form relates to the registration of a class of securities pursuant to Section 12(g) of the Exchange Act and is effective pursuant to General Instruction A.(d) or (e), check the following box. ☒

If this form relates to the registration of a class of securities concurrently with a Regulation A offering, check the following box. ☐

Securities Act registration statement or Regulation A offering statement file number to which this form relates: N/A (if applicable)

Securities to be registered pursuant to Section 12(g) of the Act:

Series H Preferred Stock, par value $0.0001 per share
(Title of class)

Item 1.	Description of Registrant’s Securities To Be Registered.

On September 21, 2023, ToughBuilt Industries, Inc., a Nevada corporation (the “Company”), filed a certificate of designation (the “Certificate of Designation”) with the Nevada Secretary of State therein establishing the Series H Preferred Stock and describing the rights, obligations and privileges of the Series H Preferred Stock. The following description of the Series H Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit 3.1 to this Current Report and is incorporated herein by reference.

General. The Series H Preferred Stock consists of 50,000 shares. Each share of Series H Preferred Stock has a par value of $0.0001 per share. Shares of Series H Preferred Stock will be uncertificated and represented in book-entry form. The Series H Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series H Preferred Stock has no stated maturity and is not subject to any sinking fund.

Dividend Rights. The holders of Series H Preferred Stock, as such, will not be entitled to receive dividends of any kind.

Voting Rights. Except as otherwise provided by the Articles of Incorporation or required by law, the holders of shares of Series H Preferred Stock shall have the following voting rights:

Each share of Series H Preferred Stock will entitle the holder thereof to 1,000,000 votes per share (and, for the avoidance of doubt, each fraction of a share of Series H Preferred Stock will have a ratable number of votes). Thus, each one-thousandth of a share of Series H Preferred Stock would entitle the holder thereof to 1,000 votes. The outstanding shares of Series H Preferred Stock will vote together with the outstanding shares of common stock of the Company as a single class exclusively with respect to (i) any proposal to adopt an amendment to the Company’s Amended and Restated Articles of Incorporation, as amended (the “Articles of Incorporation”), to reclassify the outstanding shares of common stock into a smaller number of shares of common stock at a ratio specified in or determined in accordance with the terms of such amendment (the “Reverse Stock Split”) and (ii) any proposal to adjourn any meeting of shareholders called for the purpose of voting on Reverse Stock Split (the “Adjournment Proposal”). The Series H Preferred Stock will not be entitled to vote on any other matter, except to the extent required under the Nevada Revised Statutes.

Unless otherwise provided on any applicable proxy or ballot with respect to the voting on the Reverse Stock Split or the Adjournment Proposal, the vote of each share of Series H Preferred Stock (or fraction thereof) entitled to vote on the Reverse Stock Split, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Reverse Stock Split, the Adjournment Proposal shall be cast in the same manner as the vote, if any, of the share of common stock (or fraction thereof) in respect of which such share of Series H Preferred Stock (or fraction thereof) was issued as a dividend is cast on the Reverse Stock Split, the Adjournment Proposal or such other matter, as applicable, and the proxy or ballot with respect to shares of common stock held by any holder on whose behalf such proxy or ballot is submitted will be deemed to include all shares of Series H Preferred Stock (or fraction thereof) held by such holder. Notwithstanding the foregoing, and for the avoidance of doubt, each share of Series H Preferred Stock (or fraction thereof) redeemed pursuant to the Initial Redemption (as defined below) shall have no voting power with respect to, and the holder of each share of Series H Preferred Stock (or fraction thereof) redeemed pursuant to the Initial Redemption shall have no voting power with respect to any such share of Series H Preferred Stock (or fraction thereof) on, the Reverse Stock Split or the Adjournment Proposal or any other matter brought before any meeting of shareholders held to vote on the Reverse Stock Split. Holders of Series H Preferred Stock will not receive a separate ballot or proxy to cast votes with respect to the Series H Preferred Stock on the Reverse Stock Split, the Adjournment Proposal or any other matter brought before any meeting of stockholders held to vote on the Reverse Stock Split.

Transferability. No shares of Series H Preferred Stock may be transferred by the holder thereof except in connection with a transfer by such holder of any shares of common stock held by such holder, in which case a number of one one-thousandths (1/1,000) of a share of Series H Preferred Stock equal to the number of shares of common stock to be transferred by such holder will be automatically transferred to the transferee of such shares of common stock.

Redemption. All shares of Series H Preferred Stock that are not present in person or by proxy at any meeting of stockholders held to vote on the Reverse Stock Split and the Adjournment Proposal as of immediately prior to the opening of the polls at such meeting (the “Initial Redemption Time”) will automatically be redeemed in whole, but not in part, by the Company at the Initial Redemption Time without further action on the part of the Company or the holder of shares of Series H Preferred Stock (the “Initial Redemption”)..

Any outstanding shares of Series H Preferred Stock that have not been redeemed pursuant to an Initial Redemption shall be redeemed in whole, but not in part, (i) if such redemption is ordered by the Board in its sole discretion, automatically and effective on such time and date specified by the Board in its sole discretion or (ii) automatically upon the approval by the Company’s shareholders of the Reverse Stock Split at any meeting of the shareholders held for the purpose of voting on such proposal (the “Subsequent Redemption” and, together with the Initial Redemption, the “Redemptions” and each a “Redemption”).

Each share of Series H Preferred Stock redeemed in any Redemption shall be redeemed in consideration for the right to receive an amount equal to One Cent ($0.01) in cash for each hundred (100) whole shares of Series H Preferred Stock that are “beneficially owned” by the “beneficial owner” (as such terms are defined below) thereof as of the applicable Redemption Time and redeemed pursuant to such Redemption, payable upon receipt by the Corporation of a written request submitted by the applicable holder to the corporate secretary of the Corporation (each a “Redemption Payment Request”) following the applicable Redemption Time. Such Redemption Payment Request shall (i) be in a form reasonably acceptable to the Corporation, (ii) set forth in reasonable detail the number of shares of Series H Preferred Stock beneficially owned by the holder at the applicable Redemption Time and include evidence reasonably satisfactory to the Corporation regarding the same, and (iii) set forth a calculation specifying the amount in cash owed to such Holder by the Corporation with respect to the shares of Series H Preferred Stock that were redeemed at the applicable Redemption Time. For the avoidance of doubt, the redemption consideration in respect of the shares of Series H Preferred Stock (or fractions thereof) redeemed in any Redemption: (x) shall entitle the former beneficial owners of less than hundred (100) whole shares of Series H Preferred Stock redeemed in any Redemption to no cash payment in respect thereof and (y) shall, in the case of a former beneficial owner of a number of shares of Series H Preferred Stock (or fractions thereof) redeemed pursuant to any Redemption that is not equal to a whole number that is a multiple of one hundred (100), entitle such beneficial owner to the same cash payment, if any, in respect of such Redemption as would have been payable in such Redemption to such beneficial owner if the number of shares (or fractions thereof) beneficially owned by such beneficial owner and redeemed pursuant to such Redemption were rounded down to the nearest whole number that is a multiple of one hundred (100) (such, that for example, the former beneficial owner of one hundred and fifteen (115) shares of Series H Preferred Stock redeemed pursuant to any Redemption shall be entitled to receive the same cash payment in respect of such Redemption as would have been payable to the former beneficial owner of one hundred (100) shares of Series H Preferred Stock redeemed pursuant to such Redemption). As used herein, “Person” shall mean any individual, firm, corporation, partnership, limited liability company, trust, or other entity, and shall include any successor (by merger or otherwise) to such entity. As used herein, a Person shall be deemed the “beneficial owner” of, and shall be deemed to “beneficially own,” any securities which such Person is deemed to beneficially own, directly or indirectly, within the meaning of Rule l3d-3 of the General Rules and Regulations under the Securities Exchange Act of 1934, as amended.

From and after the time at which any shares of Series H Preferred Stock are called for redemption (whether automatically or otherwise), such shares of Series H Preferred Stock shall cease to be outstanding, and the only right of the former holders of such shares of Series H Preferred Stock, as such, will be to receive the applicable redemption price, if any. The shares of Series H Preferred Stock redeemed by the shall not be reissued as shares of Series H Preferred Stock and the Corporation shall take all action necessary to restore such shares to the status of authorized but unissued shares of Preferred Stock. Notwithstanding anything to the contrary herein or otherwise, and for the avoidance of doubt, any shares of Series H Preferred Stock (or fraction thereof) that have been redeemed pursuant to an Initial Redemption shall not be deemed to be outstanding for the purpose of voting or determining the number of votes entitled to vote on any matter submitted to shareholders (including the Reverse Stock Split or any other matter brought before any meeting of shareholders held to vote on the Reverse Stock Split) from and after the time of the Initial Redemption. Notice of any meeting of shareholders for the submission to shareholders of any proposal to approve the Reverse Stock Split shall constitute notice of a redemption of shares of Series H Preferred Stock pursuant to an Initial Redemption and result in the automatic redemption of the applicable shares of Series H Preferred Stock (and/or fractions thereof) pursuant to the Initial Redemption at the Initial Redemption Time. Notice by the Corporation of the shareholders’ approval of the Reverse Stock Split, by filing of any press release or through a Current Report on Form 8-K with the Securities and Exchange Commission, shall constitute a notice of a redemption of shares of Series H Preferred Stock pursuant to a Subsequent Redemption and result in the automatic redemption of the applicable shares of Series H Preferred Stock (and/or fractions thereof) pursuant to the Subsequent Redemption at the Subsequent Redemption Time. In connection with the filing of the Certificate of Designation, the Corporation has set apart funds for payment for the redemption of all shares of Series H Preferred Stock pursuant to the Redemptions and shall continue to keep such funds apart for such payment through the payment of the purchase price for the redemption of all such shares.

Liquidation Preference. The Series H Preferred Stock will rank senior to the common stock as to any distribution of assets upon a liquidation, dissolution or winding up of the Company, whether voluntarily or involuntarily (a “Dissolution”). Upon any Dissolution, each holder of outstanding shares of Series H Preferred Stock will be entitled to be paid out of the assets of the Company available for distribution to stockholders, prior and in preference to any distribution to the holders of common stock, an amount in cash equal to $0.01 per outstanding share of Series H Preferred Stock.

Fractional Shares. The Series H Preferred Stock may be issued in whole shares or in any fraction of a share that is one one-thousandth (1/1,000th) of a share or any integral multiple of such fraction, which fractions shall entitle the holder, in proportion to such holder’s fractional shares, to exercise voting rights, participate in distributions upon a Dissolution and have the benefit of any other rights of holders of Series H Preferred Stock.

 Miscellaneous. The distribution of the Preferred Stock is not expected to be taxable to stockholders or to the Company. However, stockholders may, depending upon the circumstances, recognize taxable income in the event of the redemption of the Preferred Stock as described above. The Series H Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of stock or other securities of the Company. The Series H Preferred Stock has No stated maturity and is not subject to any sinking fund. The Series H Preferred Stock is not subject to any restriction on the redemption or repurchase of shares by the Company while there is any arrearage in the payment of dividends or sinking fund installments.

* * * * *

The foregoing description of the Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the Certificate of Designation, which is filed as Exhibit 3.1 hereto and is incorporated herein by reference.

Item 2.	Exhibits.

Exhibit No.	Description

3.1	Certificate of Designation of the Series H Preferred Stock of the Company, dated September 21, 2023.

SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

TOUGHBUILT INDUSTRIES, INC.

Date: September 21, 2023	By:	/s/ Martin Galstyan
Martin Galstyan
Chief Financial Officer